                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                     INFORMATION STATEMENT PURSUANT TO RULE
                                      13d-1
                    Under the Securities Exchange Act of 1934


                                  AmSurg Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03232P 10 8
              -----------------------------------------------------
                                 (CUSIP Number)








                        (Continued on following page(s))

                                Page 1 of 5 Pages

---------------------                                       -----------------
CUSIP No. 03232P 10 8                  13G                  Page 2 of 5 Pages
---------------------                                       -----------------



-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


                    David L. Manning
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                      (b)  [ ]

-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                        287,332
                      ---------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY
                      ---------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                      287,332
                      ---------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    287,332
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.8%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                       -----------------
CUSIP No. 03232P 10 8                   13G                 Page 3 of 5 Pages
---------------------                                       -----------------





Item 1(a)         Name of Issuer:                         AmSurg Corp.

Item 1(b)         Address of Issuer's Principal           One Burton Hills Blvd.
                  Executive Offices:                      Suite 350
                                                          Nashville, TN 37215

Item 2(a)         Name of Person Filing:                  See page 2, Item 1

Item 2(b)         Address of Principal Business           AmSurg Corp.
                  Office:                                 One Burton Hills Blvd.
                                                          Suite 350
                                                          Nashville, TN 37215

Item 2(c)         Citizenship:                            See page 2, Item 4.

Item 2(d)         Title of Class of Securities:           Class A Common Stock,
                                                          no par value.

Item 2(e)         CUSIP Number:                           03232P 10 8

Item 3            This statement is not filed pursuant to Rules 13d-1(b) or 13d-
                  2(b).

Item 4            Ownership:
                  (a) Amount beneficially owned:

                       See page 2, Item 9.

                  (b) Percent of class:

                       See page 2, Item 11.

                  (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote:

                        See page 2, Item 5.

---------------------                                        -----------------
CUSIP No. 03232P 10 8                      13G               Page 4 of 5 Pages
---------------------                                        -----------------



                      (ii)  Shared power to vote or to direct the vote:

                              See page 2, Item 6.

                      (iii) Sole power to dispose or to direct the disposition
                            of

                              See page 2, item 7.

                      (iv) Shared power to dispose or to direct the disposition of

                              See page 2, Item 8.

                  Includes 235,332 shares which the reporting person had the right to acquire within 60 days of December 31, 1997 upon exercise of options.

         Item 5       Ownership of Five Percent or Less of a Class.

                      Inapplicable

         Item 6       Ownership of More than Five Percent on Behalf of Another

                      Person.


                      Inapplicable.

         Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Inapplicable.

         Item 8       Identification and Classification of Members of the Group.

                      Inapplicable.

         Item 9       Notice of Dissolution of Group.

                      Inapplicable.

         Item 10      Certification.

                      Inapplicable.

---------------------                                       -----------------
CUSIP No. 03232P 10 8                  13G                  Page 5 of 5 Pages
---------------------                                       -----------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       2/12/98
                                       ----------------------------------------
                                       (Date)


                                       /s/ David L. Manning
                                       ----------------------------------------
                                       (Signature)


                                       David L. Manning, Senior Vice President
                                       ----------------------------------------
                                       of Development and Assistant Secretary
                                       ----------------------------------------
                                       Amsurg Corp.
                                       ----------------------------------------
                                       (Name/Title)